Mail Stop 6010

December 21, 2006

Mr. Jean-Michel Richard
Chief Financial Officer
Dialog Semiconductor PLC
Neue Strasse 95
73230 Kirchheim/Teck-Nabern, Germany

> **Re:** **Dialog Semiconductor PLC**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 29, 2006**
> **File No. 001-15042**

Dear Mr. Richard:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F as of December 31, 2005

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Cost of Sales

1.	We note that you recorded a provision for excess inventory of Eur 6.6 million in fiscal 2005. Please tell us and disclose in future filings the events or circumstances that resulted in the inventory impairment.

Financial Statements

Report of Independent Registered Public Accounting Firm

2.	We note that your auditor opined on your financial statements prepared in conformity with International Financial Reporting Standards, as adopted by the EU. However, we note in footnote 1.c) that you prepared your financial statements on the basis of the recognition and measurement requirements of IFRS and its interpretation adopted by the International Accounting Standards Board (IASB). Please reconcile this difference in disclosure and tell us whether your financial statements were prepared in accordance with IFRS as adopted by the IASB or the EU. If you prepared your financial statements under EU IFRS, please provide us with a reconciliation of any differences between EU IFRS and IASB IFRS in accordance with SEC Release No. 33-8567.

Part II. Item 15. Controls and Procedures

3.	Your current disclosure may be confusing to investors. In the first paragraph you appear to indicate that disclosure controls and procedures are effective as they relate to the accumulation and timely communication of material information required in SEC filings, while in the fourth paragraph you indicate they were not effective in light of the material weaknesses discovered in April 2005. In future filings, please include a single, clear and definitive statement disclosing the conclusion reached by your management, including your principal executive and your principal financial officer, on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. In those filings, please do not qualify, in any way, management's conclusion on effectiveness.

4.	Please tell us and disclose in future filings, as applicable, the specific facts and circumstances of which you became aware in April 2006 that resulted in the overstatement of inventory and trade accounts receivable and impairment in property plant and equipment as of December 31, 2005. In addition, clarify the additional facts related to the settlement arrangements with former senior executives that resulted in adjustments to accrued expenses. Clearly indicate the specific remediation efforts that were implemented to address each of the material weaknesses in internal controls related to the above matters.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 or Brian Cascio at (202) 551-3607 if you have questions.

Sincerely,

Gary Todd
Review Accountant